Exhibit 99.1

Contacts:

Jordan Grayson

The Outpoint Group

(212) 808-3437

THE OUTPOINT GROUP NOTES ISS RISKMETRICS’ CONCERNS REGARDING ACTIONS OF FOOTSTAR’S BOARD OF DIRECTORS, NEW YORK, JUNE 9, 2008 — In response to Footstar’s press release issued on June 6, 2008 regarding the decisions of ISS Riskmetrics and Glass Lewis, the Outpoint Group thinks it imperative to point out to the stockholders that despite ultimately coming out in favor of Footstar’s nominees, due largely to its opinion that the plans of the Outpoint Group and the current Board were “substantially identical,” ISS Riskmetrics expressed the following serious concerns regarding the actions  of the Board:

•                  “[r]egarding dividend payments, ISS considers it unorthodox that the company decided to distribute cash to shareholders—both in March 2007 and May 2008—without being certain of the tax status of such distributions prior to the event;” and

•                  “[w]e believe that if Mr. Couchman made the bid in a private capacity, as he did, he should not have received reimbursement from shareholder funds…in our opinion, the $160,000 reimbursement to Mr. Couchman for legal and banking expenses in connection with his failed acquisition bid is not adequately explained or justified.”

As we have previously stated, the Outpoint Group has two primary goals in electing Nominees for election to the Board:  (1) to hold the Board to its as yet unfulfilled promise to put a detailed plan of liquidation to stockholders in early 2009; and (2) during a liquidation, to provide oversight and advocacy to promptly guide the Company through the process, minimizing corporate waste so that proceeds for stockholders are maximized.

While ISS found our plans to be “substantially similar” to those of the current Board, there is at least one key difference—we, unlike the Board, feel that an increased stockholder presence is crucial to achieve the objective of a prompt, tax efficient liquidation.  This is a highly-compensated Board which has destroyed stockholder value through taxable dividends—a practice that ISS Riskmetrics criticized.  ISS Riskmetrics also agreed with our criticism of the Board’s inappropriate decision to reimburse Chairman Couchman for his personal, non-public bid for the Company.  As liquidation can be a drawn-out and expensive process riddled with conflict, corporate waste and delay, we strongly believe Footstar needs Board members who represent all stockholders to ensure that does not happen here.

Additionally, Outpoint would like to point out that Footstar is a stock that does not trade on a traditional price-to-earnings multiple, but trades on its asset value.  Footstar’s 120% gain over last two years is due to the cash generation of the underlying business increasing the asset value of the Company and is not a reflection of any actions of its Board of Directors.  Outpoint would also like to remind stockholders that the Meldisco management team, which produced these strong cash earnings, was in place for years before the current Board took over in 2006.  In addition, senior management has been leaving the Company and it is expected that none of operational management will remain in 2009 when the important decisions about the liquidation and return of capital to stockholders will be made.

Your Vote Is Important, No Matter How Many Or How Few Shares You Own.

If you have questions about how to vote your shares, or need additional assistance, please contact the firm assisting us in the solicitation of proxies:

INNISFREE M&A INCORPORATED

Stockholders Call Toll-Free:  (888) 750-5834

Banks and Brokers Call Collect:  (212) 750-5833

IMPORTANT

We urge you NOT to sign any White proxy card sent to you by Footstar.

If you have already done so, you have every legal right to change your vote by using the enclosed BLUE proxy card to vote TODAY— by telephone, by Internet, or by signing, dating and returning the BLUE proxy card in the postage-paid envelope previously provided.

About Outpoint

Outpoint is a New York-based value-oriented investment manager, founded in February 2005.  Outpoint holds approximately 2.8% of the outstanding common stock of Footstar, Inc.

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THIS PRESS RELEASE IS FOR GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESS RELEASE, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF THE OUTPOINT GROUP AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO FOOTSTAR, INC.

THE OUTPOINT GROUP RESERVES THE RIGHT TO CHANGE ANY OF THE OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. THE OUTPOINT GROUP DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

THIS PRESS RELEASE DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY. THE OUTPOINT GROUP INCLUDES FUNDS AND ACCOUNTS THAT ARE IN THE BUSINESS OF TRADING - BUYING AND SELLING - PUBLIC SECURITIES. IT IS POSSIBLE THAT THERE WILL BE DEVELOPMENTS IN THE FUTURE THAT CAUSE ONE OR MORE OF THE MEMBERS OF THE OUTPOINT GROUP FROM TIME TO TIME TO SELL ALL OR A PORTION OF THEIR SHARES IN OPEN MARKET TRANSACTIONS OR OTHERWISE (INCLUDING VIA SHORT SALES), BUY ADDITIONAL SHARES (IN OPEN MARKET OR PRIVATELY NEGOTIATED TRANSACTIONS OR OTHERWISE), OR TRADE IN OPTIONS, PUTS, CALLS OR OTHER DERIVATIVE INSTRUMENTS RELATING TO SUCH SHARES.

ALL FOOTSTAR STOCKHOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY THE OUTPOINT GROUP FROM THE STOCKHOLDERS OF THE ISSUER FOR USE AT THE 2008 ANNUAL MEETING OF STOCKHOLDERS OF THE ISSUER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. THE DEFINITIVE PROXY STATEMENT AND FORM OF PROXY HAVE BEEN MAILED TO STOCKHOLDERS OF THE ISSUER AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THE PROXY SOLICITATION WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT WITHOUT CHARGE UPON REQUEST. INFORMATION RELATING TO THE OUTPOINT GROUP IS CONTAINED IN THE DEFINITIVE SCHEDULE 14A FILED BY THE OUTPOINT GROUP WITH THE SEC ON MAY 21, 2008.